Exhibit 1

December 6, 2011

The Board of Directors

c/o Mr. Gary M. Pfeiffer

Chairman of the Board of Directors

The Talbots, Inc.
One Talbots Drive
Hingham, MA 02043

Dear Mr. Pfeiffer:

As one of Talbots’ largest shareholders, we are concerned by the Company’s rapidly deteriorating performance.  We believe we are not alone in our concerns about the Company’s current condition and future direction.  Since we acquired our 9.9% stake in the Company this past summer, Talbots has:

•                  Announced the retirement of President and CEO Trudy Sullivan without identifying a suitable replacement;

•                  Warned that the Company’s critically important holiday shopping season will be “challenging” and “highly promotional”;

•                  Dismissed its Chief Creative Officer and failed to hire a replacement;

•                  Announced disappointing second and third quarter financial results, recording losses from continuing operations of $37.4 million ($0.54 per share) and $22.1 million ($0.32 per share), respectively;

•                  Reported that it ended the third quarter with $19.3 million in cash, that it had used $124.9 million of its $200 million revolver and had added trade payable financing through Li & Fung of $39.4 million, causing concerns about the Company’s liquidity position and negatively impacting the equity value of any strategic transaction the Company may seek to entertain; and

•                  Watched as the Company’s stock price continued its multi-year decline, reaching $1.56 per share as of the close of trading on December 6, 2011, which represents a total market capitalization of less than $115 million.

Given the Company’s rapidly deteriorating situation during the critical holiday shopping season, we believe expeditious action is needed to protect shareholders’ investment in Talbots.   As a result, we are prepared to acquire all of the remaining issued and outstanding shares of Talbots not owned by us or our affiliates at a price of $3 per share in cash.

Our proposal represents a premium of 92% to the closing stock price of $1.56 on December 6, 2011.  We believe this represents a compelling opportunity for shareholders to protect their investment in Talbots and that Talbots’ shareholders would welcome the certainty of a significant all-cash premium for their shares.  If the Board were to provide us with access to information, we could potentially get to a position where we would consider increasing our offer for the Company.

Upon our request, the Talbots’ Board had the Company’s CEO and CFO meet with us several weeks ago.  Since this meeting, the Talbots’ Board has rebuffed our efforts to conduct meaningful discussions regarding potential value-enhancing transactions, which we believe would be in the best interest of all of the Company’s stakeholders.  Any further delay in engaging in constructive discussions about a potential transaction will only further challenge the Company’s ability to achieve a premium valuation for its shareholders.

Sycamore Partners Management, L.L.C.	9 West 57th Street, 31st Floor, New York, New York 10019

While the Company has struggled during the execution of its turnaround plan, recent results have deteriorated at a dramatically faster rate and magnitude.  Nonetheless, we believe that Talbots has significant potential and remains a premier, storied brand.  We also believe, however, that the steps necessary to maximize the value of Talbots’ assets will require more aggressive action than has been taken to date and which would be extremely difficult to execute while remaining a public company.  Sycamore’s principals have extensive experience in improving the operations, profitability and strategic value of their businesses by providing the capital and expertise that enables companies to succeed.  In one recent example, Sycamore established Mast Global Fashions as one of the world’s largest independent apparel sourcing companies in partnership with Limited Brands.  Other than Sycamore, we believe there are, at best, a very limited number of potential acquirers who have the relevant experience, skills, interest and capital to invest in a struggling apparel company such as Talbots.

We are standing by to meet with you and your advisors as soon as possible to discuss our proposal and answer any questions you may have.  We are ready to proceed immediately and, with the Company’s full cooperation, we believe we can complete our confirmatory due diligence, arrange to rollover or replace the Company’s existing working capital financing and execute definitive documentation within 45 days.  Given the Company’s rapidly deteriorating financial performance, we are concerned that any further delays in initiating a strategic process increases the risk of further destruction of shareholder value.

While we remain optimistic that we can reach an agreement that benefits all of Talbots’ shareholders in a timely manner, we are committed to protecting the value of our investment and, consequently, we are prepared to pursue any and all actions available to us in order to ensure that the Talbots Board actively and thoughtfully explores strategic alternatives, including our compelling proposal.

We look forward to hearing from you.

Sincerely yours,

/s/ Stefan Kaluzny

Stefan Kaluzny
Managing Director
Sycamore Partners